March 16, 2009

Mr. William H. Demarest IV

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newcastle Investment Corp. (the “Company”)

Form 10-K for the year ended December 31, 2007

Filed February 29, 2008

Form 10-Q for the period ended June 30, 2008

Filed August 11, 2008

Form 10-Q for the period ended September 30, 2008

Filed November 10, 2008

File No. 1-31458

Dear Mr. Demarest:

We have received the letter dated February 5, 2009 (the “Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) filed on February 29, 2008, of the Company’s Form 10-Q for the period ended June 30, 2008 filed on August 11, 2008, and of the Company’s Form 10-Q for the period ended September 30, 2008 (the “Form 10-Q”) filed on November 10, 2008.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

General

1.	When responding to the following comments, please include a sample of your intended future disclosure.

Response

In response to the Staff’s comment, we have set forth below samples of our intended future disclosures.

Form 10-Q for the period ended September 30, 2008

Consolidated Statements of Operations, page 2

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

2.	We note that you classify Other-than-temporary impairment, Loan impairment, and Provision for losses, loans held for sale as part of Other Income (Loss); in future filings please revise your presentation to include these line items as part of Operating Income. Furthermore, please tell us what is included in the line item, Other income (loss), net.

Response

We respectfully inform the Staff that we will revise our statement of operations presentation as requested. We expect the new statement of operations format to be substantially similar to the draft set forth below.

We also respectfully inform the Staff that the components of Other income (loss), net are disclosed in Note 2 of our Form 10-Qs for the fiscal periods ended June 30, 2008 and September 30, 2008 and will be disclosed in Note 2 of our Form 10-K for the fiscal year ended December 31, 2008. Such components primarily include gains and losses on derivatives.

Revenues

    Interest income

Expenses

    Interest expense

    Loan and security servicing expense

    Provision for credit losses – Note 5

    General and administrative expense

    Management fee to affiliate – Note 10

    Incentive compensation to affiliate – Note 10

    Depreciation and amortization

Impairment

    Other-than-temporary impairment – Note 4

    Loan impairment – Note 5

    Provision for losses, loans held for sale – Note 5

Operating Income (Loss)

Other Income (Loss)

    Gain (loss) on sale of investments, net – Note 2

    Gain (loss) on extinguishment of debt – Note 8

    Other income (loss), net – Note 2

    Equity in earnings of unconsolidated subsidiaries – Note 3

Income (loss) from continuing operations

    Income (loss) from discontinued operations – Note 6

Net Income (Loss)

    Preferred dividends

Income (Loss) Applicable To Common Stockholders

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

Consolidated Statements of Cash Flows, page 4

3.	The amount in the line item Loan Impairment does not agree to the Consolidated Statements of Operations for the nine months ended September 30, 2007. It appears that this line item includes cash flows from the Sale of Loans Held for Sale during 2007. Please confirm and in future filings include two separate line items in your Consolidated Statements of Cash Flows.

Response

We respectfully inform the Staff that you are correct. This presentation was inadvertent, and we will separate these items into two line items in future filings.

Note 3. Real Estate Securities, page 10

4.	In future filings, please expand your disclosure to identify the impairment models that you use for your securities (i.e. if they were accounted for under EITF 99-20, SFAS 115, etc.) and quantify the amounts under each model in all periods presented. For investments within the scope of EITF 99-20, please clarify in your disclosure if you also apply the general guidance in SFAS 115/ FSP SFAS 115-1 and SAB Topic 5M if the security is not impaired under EITF 99-20. Furthermore, please discuss the impact of FSP EITF 99-20-1.

Response

We respectfully inform the Staff that we will clarify our disclosure in future filings. We expect the new Critical Accounting Policies disclosure to be substantially similar to the draft set forth below.

Also, for those securities within the scope of EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” as amended by FSP EITF 99-20-1, whenever there is a probable adverse change in the timing or amounts of estimated cash flows of a security from the cash flows previously projected, an other-than-temporary impairment is considered to have occurred. Securities within the scope of EITF 99-20 are also analyzed for other-than-temporary impairment under the guidelines applicable to all securities as described herein. We note that primarily all of our securities, except our FNMA/FHLMC securities, fall within the scope of EITF 99-20.

Furthermore, we expect to include a disclosure in our Recent Accounting Pronouncements regarding FSP EITF 99-20-1 which will be substantially similar to the draft set forth below.

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20.” This FSP amends EITF No. 99-20 to achieve more consistent determination of whether an other-than-temporary impairment has occurred, with the same objective as SFAS 115. In particular, it changed a requirement to analyze a security’s estimated cash flows from a market participant’s perspective to an analysis from the perspective of the holder. It is effective for periods ending after December 15, 2008 and is applied prospectively. Due to the prospective nature of its adoption, the adoption of FSP EITF 99-20-1 did not have a material impact on our financial condition, liquidity or results of operations. It could have a material impact on our impairment analyses subsequent to adoption, to the extent that our estimation of a security’s cash flows differ from our estimation of how a market participant would estimate such cash flows. However, we believe we generally analyze cash flows of securities in a manner consistent with market practice.

5.	You disclose on pages 10 and 22 and additionally in your responses to us that your evaluation of the unrealized losses on your available-for-sale securities for other-than-temporary impairment (OTTI) contemplates numerous factors including the length of time and extent to which market value has been less than cost, the impact of changes in credit ratings, default expectations and prepayment rates/assumptions, and your intent and ability to retain the security in order to allow for a recovery in fair value. Additionally, you disclose on page 22 that a decline in value is deemed to be other-than-temporary if it is probable that you will be unable to collect all amounts due according to the contractual terms of a security that was not impaired at acquisition, assuming you have the intent and ability to hold the securities until recovery. Please tell us the facts and circumstances when you have recorded, or would record, an OTTI charge when your cash flow analysis indicates that it is not probable that you will incur a loss of contractual principal or interest, assuming you have the intent and ability to hold the securities until recovery. If you have not and never will record an OTTI charge unless your cash flow analysis indicates that it is probable that you will incur a loss of contractual principal or interest, please explain how your consideration of the other factors, both noted above and in your disclosures, impacts your OTTI evaluation. Also, tell us how the other factors are incorporated in the cash flow analysis. Please also ensure your disclosure explicitly indicates how these other factors are considered in your cash flow analysis.

Response

We respectfully inform the Staff that we would record other-than-temporary impairment with respect to a security, even if our estimated cash flow analysis indicates that it is not probable that we will incur a loss of contractual principal or interest, assuming we have the intent and ability to hold the security until recovery, in certain circumstances where there is an adverse change in the timing of expected cash flows. For instance, if a security were expected to be repaid on a

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

date beyond its maturity date, or if a security was delinquent or was expected to become delinquent in its interest payments, we would record other-than-temporary impairment with respect to that security even if we expected to ultimately receive all contractual cash flows.

We also respectfully inform the Staff that our consideration of the other factors described above is taken into account in establishing the inputs and assumptions used in our projection of a security’s estimated cash flows. We will clarify our disclosure in future filings in this regard. However, we respectfully inform the Staff that it is not possible to indicate explicitly how each such factor is considered in our cash flow analysis. Each security is impacted by different factors and each factor may impact a security in different ways. We will clarify our disclosure in future filings to indicate this fact and the fact that the more negative factors which exist with respect to a given security, the more likely we are to determine that we will not receive all contractual payments when due.

We also note that, as of December 31, 2008, we recorded other-than-temporary impairment with respect to all of our securities that were in an unrealized loss position as we could no longer express the intent and ability to hold such securities until maturity or recovery due to events that took place in the fourth quarter of 2008. Furthermore, we classified all of our loans as held for sale and marked them to the lower of cost or fair value (generally resulting in impairment charges) for the same reason.

We expect the new Critical Accounting Policies disclosure to be substantially similar to the draft set forth below.

We must also assess whether unrealized losses on securities, if any, reflect a decline in value which is other-than-temporary and, if so, write the impaired security down to its fair value through earnings. A decline in value is deemed to be other-than-temporary if it is probable that we will be unable to collect all amounts due according to the contractual terms of a security which was not impaired at acquisition, or if we do not have the ability and intent to hold a security in an unrealized loss position until its anticipated recovery (if any). For the purposes of performing this analysis, we assume the anticipated recovery period is until the respective security’s expected maturity. As of December 31, 2008, we determined that we could not express the intent and ability to hold all of our securities which are in an unrealized loss position until their anticipated recovery. See “– Market Considerations” above. Also, for those securities within the scope of EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” as amended by FSP EITF 99-20-1, whenever there is a probable adverse change in the timing or amounts of estimated cash flows of a security from the cash flows previously projected, an other-than-temporary impairment is considered to have occurred. Securities within the scope of EITF 99-20 are also analyzed for other-than-temporary impairment under the guidelines applicable to all securities as described herein. We note that primarily all of our securities, except our FNMA/FHLMC securities, fall within the scope of EITF 99-20.

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

Temporary declines in value generally result from changes in market factors, such as market interest rates and credit spreads, or from certain macroeconomic events, including market disruptions and supply changes, which do not directly impact our ability to collect amounts contractually due. We continually evaluate the credit status of each of our securities and the collateral supporting our securities. This evaluation includes a review of the credit of the issuer of the security (if applicable), the credit rating of the security, the key terms of the security (including credit support), debt service coverage and loan to value ratios, the performance of the pool of underlying loans and the estimated value of the collateral supporting such loans, including the effect of local, industry and broader economic trends and factors. These factors include loan default expectations and loss severities, which are analyzed in connection with a particular security’s credit support, as well as prepayment rates. These factors are also analyzed in relation to the amount of the unrealized loss and the period elapsed since it was incurred. The result of this evaluation is considered when determining management’s estimate of cash flows, particularly with respect to developing the necessary inputs and assumptions. Each security is impacted by different factors and in different ways; generally the more negative factors which are identified with respect to a given security, the more likely we are to determine that we do not expect to receive all contractual payments when due with respect to that security. Significant judgment is required in this analysis.

During the year ended December 31, 2008, we had 121, or $233.4 million carrying amount of, securities that were downgraded. All of these securities were determined to be other-than-temporarily impaired during this period. However, we do not depend on credit ratings in underwriting our securities, either at acquisition or on an ongoing basis. As mentioned above, a credit rating downgrade is one factor that we monitor and consider in our analysis regarding other-than-temporary impairment, however it is not determinative. Our securities generally benefit from the support of one or more subordinate classes of securities or equity or other forms of credit support. Therefore, credit rating downgrades, even to the extent they relate to an expectation that a securitization we have invested in, on an overall basis, has credit issues, may not ultimately impact cash flow estimates for the class of securities in which we are invested.

Furthermore, the analysis of whether we have the intent and ability to hold the securities until recovery can also be subject to significant judgment, particularly in times of market illiquidity such as we are currently experiencing. If we sell assets for liquidity reasons, without a significant change in facts and circumstances, with respect to which we had previously expressed an intent and ability to hold, this could “taint” the reliability of our expressed intent and ability and cause us to record significant incremental impairments in the future. See “– Market Considerations” above.

We expect our summary disclosure regarding our fourth quarter impairment charges to be substantially similar to the draft set forth below.

In the fourth quarter of 2008, in accordance with current accounting rules, we recorded an impairment charge of $2.6 billion through our statement of operations on our securities and loans. In accordance with the applicable accounting rules, Newcastle is required to evaluate its intent and ability to hold its assets as of the end of each fiscal quarter. If we cannot express the intent and ability to hold our assets to recovery, we are required, under the applicable accounting rules, to record impairment with respect to all of our assets that were in an unrealized loss position as of quarter end. We note the following with respect to this charge:

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

-	Of the $2.6 billion impairment charge, we could only economically lose $262 million. Most of our assets are financed with non-recourse debt and our exposure to loss is limited to the aggregate amount of our investment in those assets, less any related non-recourse debt issued to third parties. In other words, the maximum amount we could economically lose in each of our non-recourse financing structures is the net amount we invested in them. However, current accounting rules require us to consolidate these structures and record impairment on the gross amount of assets within these structures regardless of whether we are economically exposed to such impairment. As a result, while we recorded an impairment charge of $2.6 billion, we could not economically lose more than $0.3 billion of this amount, which represents the aggregate amount of our net investments prior to the charge. The $2.3 billion of impairment charges recorded in excess of this maximum possible economic loss will ultimately be reversed over time, either through amortization, sales at gains, or as gains at the deconsolidation or termination of the non-recourse financing structures.
-	This $2.6 billion impairment charge was mainly the result of our inability to express an intent and ability to hold our assets until a recovery in value. This means that since liquidity requirements or other factors could necessitate the sale of any number of our assets at a future date, and any such sales could result in realized accounting losses, we must record the aggregate potential accounting loss on all of our assets immediately even if we never expect to realize the majority of those losses.
-	This $2.6 billion impairment charge was comprised of $0.5 billion recorded with respect to securities and loans upon which we expect actual credit losses, and $2.1 billion recorded with respect to securities and loans upon which we do not expect actual credit losses. An expected credit loss refers to the expectation that a borrower under one of our securities or loans will not make its required interest and principal payments on their scheduled due dates, generally resulting in us not ultimately receiving all of the amounts due to us under such security or loan.
-	Impairment charges are not necessarily indicative of current or future reductions in cash flow, which are based on actual delinquencies and defaults or sales of assets at losses. Even with respect to the charges on investments where we do expect actual credit losses, cash flows received over the life of these investments, if we hold them to maturity, may exceed their current fair value.
-	If our assets continue to decline in value, we would likely be required to record additional impairment through our statement of operations in the future, which would adversely affect our results of operations. Furthermore, we could incur significant additional economic losses on assets outside of our non-recourse financing structures.

For a further discussion of this impairment and the events that lead to its being recorded, please refer to Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Market Considerations” as well as Part I , Item 1A, “Risk Factors–Risks Relating to Our Business–Our investments have previously been – and in the future may be – subject to significant impairment charges, which adversely affect our results of operations.”

6.

In future filings, please expand your disclosure regarding sales of securities. Include specific details regarding the types of securities, and disclose, by type of securities, the proceeds from the sales, the amount of

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

any gain or loss, and the reasons for selling any securities in a loss position. Please discuss the effect these sales and the reasons for the sales had on your conclusions related to your intent and ability to hold your remaining securities that are in loss positions.

Response

We respectfully inform the Staff that we will include this disclosure in future filings to the extent that we sell securities for which we have previously expressed an intent and ability to hold. We note that, as described above and in our revised disclosure, as of December 31, 2008, we no longer expressed the intent and ability to hold any of our securities and loans that were in an unrealized loss position until maturity or recovery due to events that took place in the fourth quarter of 2008.

7.	You disclose on page 27 that you believe that your cash on hand, when combined with your cash flow provided by operations as well as proceeds from the repayment or sale of investments and borrowings, is sufficient to satisfy your liquidity needs with respect to your current investment portfolio. Since you have also represented to us that you intend to hold your securities until their expected recovery and your loans receivable for the foreseeable future or until payoff or maturity, please clarify the statement you made on page 27 regarding the sale of investments as a source of liquidity as it is appears contrary to your intention to hold your investments to expected recovery.

Response

We respectfully inform the Staff that, prior to the fourth quarter of 2008 and excluding the one-time events of the first quarter of 2008 as described in our prior responses, sales of investments for liquidity purposes came primarily from the pool of investments that either (i) were not in an unrealized loss position, or (ii) had been other-than-temporarily impaired as of the most recent balance sheet date. In other words, the sales were primarily of investments for which we had not expressed an intent and ability to hold until maturity or for the foreseeable future. We note that, as described above and in our revised disclosure, as of December 31, 2008, we no longer expressed the intent and ability to hold any of our securities and loans that were in an unrealized loss position until maturity or recovery due to events which took place in the fourth quarter of 2008.

8.

You disclose on page 27 that you had to post $51.8 million of cash to satisfy margin calls due to unprecedented levels of volatility experienced during the period subsequent to September 30, 2008 through November 5,

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

2008. You also disclose on page 31 that based on your calculations it is possible that three of your CBOs may not be in compliance with their applicable over collateralization tests and that such noncompliance could materially reduce the aggregate amount of cash flows that you receive from your CBO portfolio. In future filings, please specifically discuss how you considered these factors when you determined that you do not believe that you will be forced to sell any more securities in unrealized loss positions in order to maintain liquidity and thus have the intent and ability to hold your securities until recovery.

Response

We respectfully inform the Staff to refer to the response to comment #7 above.

9.	In future filings, please provide a discussion of the anticipated recovery period for your securities that are in an unrealized loss position and how you determined your estimate of the recovery period, explaining all of the available information that you considered.

Response

We respectfully inform the Staff that, for purposes of performing this analysis, we always assume that the anticipated recovery period is the period of time from the date as of which the analysis is conducted through the expected maturity date of the respective security. We will clarify this disclosure in future filings, as shown in the response to comment #5 above.

10.	You disclose on page 22 that during your assessment of whether or not unrealized losses on your securities represent other-than-temporary declines you determine whether or not you have the ability and intent to hold the securities in unrealized positions until their anticipated recovery (if any). In future filings, please explicitly state in your disclosure, if true, that you have the intent and ability to hold the securities until their anticipated recovery.

Response

We respectfully inform the Staff that, to the extent applicable, we will include this disclosure in future filings. We note that, as described above and in our revised disclosure, as of December 31, 2008, we no longer expressed the intent and ability to hold any of our securities and loans that were in an unrealized loss position until maturity or recovery due to events that took place in the fourth quarter of 2008.

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

11.	In your response letter dated September 4, 2008 you represented that you have the exclusive decision making ability regarding the potential sale of all assets on your balance sheet (i.e. you have not delegated decision making authority to any third parties). However, we note that you have no employees and that you are managed by Fortress Investment Group, LLC (FIG LLC). Furthermore, you indicate in the risk factors in your 2007 Form 10-K that you are completely reliant on your manager and that your manager is authorized to follow very broad investment guidelines; you also disclose that your board of directors does not review or preapprove each proposed investment and that it would be difficult and costly to terminate your management agreement with your manager. Please tell us how you considered your relationship with your manager when concluding that you have the exclusive decision making ability regarding the potential sale of all assets on your balance sheet. Specifically address your manager’s ability to sell impaired securities without your approval.

Response

We respectfully inform the Staff that there are a large number of externally-managed mortgage REITs and that we do not believe the intent of the guidance regarding exclusive decision making ability relative to the intent and ability to hold securities was to preclude all externally-managed entities from expressing an intent and ability to hold their assets. Pursuant to the terms of our Management Agreement with our Manager, all investment decisions for the Company are made by the Manager. Further, the employees of the Manager that make those decisions are officers or directors of the Company. We believe that constitutes exclusive decision making authority for these purposes. We believe the intent of this guidance was to preclude an entity from expressing an intent and ability to hold securities over which an independent third party has control, such as in the case where a trustee or servicer has the right or requirement to cause the entity’s assets to be sold under certain circumstances.

12.	We note your response to comment 2 and your disclosure on page 10 that state you consider several factors, including the credit ratings of the securities, when you evaluate the credit status of each of your securities and the collateral supporting those securities. In future filings, please specifically discuss any downgrades in the credit ratings of the securities and the effect these downgrades had on your conclusions related to the credit status of the securities, similar to the analysis provided in your response.

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

Response

We respectfully inform the Staff that we will include this disclosure in future filings. We expect the new Critical Accounting Policy disclosure to be substantially similar to the draft set forth in response to comment #5.

13.	We note that you expanded your disclosure on page 11 to include the geographic distribution of the collateral securing your CMBS as of September 30, 2008. In future filings, please additionally expand your disclosure to include a discussion of the significance of the geographic distribution of the collateral and how the “global credit crisis” and worsening market conditions, particularly within the real estate industry, may affect these assets underlying your real estate securities.

Response

We respectfully inform the Staff that we will include a discussion regarding the potential impact of geographic concentrations of investments, especially in light of current market conditions, in our future filings. We expect the new footnote disclosure to be substantially similar to the draft set forth below.

Geographic concentrations of investments expose Newcastle to the risk of economic downturns within the relevant regions, particularly given the current unfavorable market conditions. These market conditions may make regions more vulnerable to downturns in certain market factors. Any such downturn in a region where Newcastle holds significant investments could have a material, negative impact on Newcastle.

Note 6. Fair Value of Financial Instruments, page 14

14.	We note that the tabular disclosure of your financial assets and liabilities by level on page 15 presents ‘Real Estate Securities, Available for Sale’ as one line item. In future filings, please revise your tabular disclosure to break out this line item into individual asset types.

Response

We respectfully inform the Staff that we will amend our footnote disclosure in this manner in future filings.

15.	In future filings, please expand your disclosure related to transfers in (out) of Level 3 as follows:
•	Disclose transfers in and out separately in the Level 3 rollforward or provide amounts on a gross basis in a footnote to the table.
•	Disclose your policy for transfers in or out of Level 3.

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

•	Separately quantify gain or loss for instruments transferred into Level 3 during the period
•	Disclose the specific inputs that became unobservable when transfers into Level 3 occur

Response

We respectfully inform the Staff that we will amend our footnote disclosure in this manner in future filings. Transfers in and out of Level 3 will be shown separately in the table. We will disclose our policy that transfers are assumed to have occurred at the beginning of the quarter. We will quantify the gain or loss on instruments transferred into Level 3 in a tabular format. We expect our disclosure regarding the reason for significant transfers into Level 3 (during the third quarter of 2008) to be substantially similar to the draft set forth below.

As a result of the relative illiquidity in the mortgage-backed securities market, management determined that there was little or no price transparency in the broker quotations used in the valuation of our CMBS, ABS and REIT debt as of September 30, 2008 and therefore classified such securities as Level 3A assets under the fair value hierarchy.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies, page 21

16.	You disclose in footnote (B) on page 21 that you generally obtain broker quotations from two sources for certain of your securities and you state that you select one of the quotes rather than using an average in your fair value determination. Please tell us, and disclose in future filings:
•	why you do not use the average of the two quotes;
•	how often the two quotes vary significantly for individual securities;
•	the information that you consider in determining the most appropriate quote to use, and if you adjust the quote.

Response

We respectfully inform the Staff that our methodology is to use quotes from parties that did not sell us the securities being marked, unless those quotes are the only marks available. When we have two or more quotes, one of which is usually from the selling broker, we do not use the selling broker’s quote unless the quotes provided by other (non-selling) brokers are, in our judgment, not representative of fair value. Even if we have two or more quotes on a particular security that come

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

from non-selling brokers, we do not use an average because we believe using an actual quote more closely represents a transactable price for the security than an average level. Furthermore, in some cases there is a wide disparity between the quotes we receive. We believe using an average of the quotes in these cases would generally not represent the fair value of the asset. Based on our own fair value analysis using internal models, we select one of the quotes which we believe more accurately reflects fair value. We never adjust quotes received. We will clarify our disclosures in future filings with respect to this point. We expect the new footnote disclosure, which relates only to securities where we have received two or more quotes, to be substantially similar to the draft set forth below.

Management generally obtained broker quotations from two sources, one of which was generally the seller (the party that sold us the security). Management selected one of the quotes received as being most representative of fair value and did not use an average of the quotes. Newcastle’s methodology is to not use quotes from selling brokers, unless those quotes are the only marks available, or unless the quotes provided by other (non-selling) brokers are, in management’s judgment, not representative of fair value. Even if Newcastle receives two or more quotes on a particular security that come from non-selling brokers, it does not use an average because management believes using an actual quote more closely represents a transactable price for the security than an average level. Furthermore, in some cases there is a wide disparity between the quotes Newcastle receives. Management believes using an average of the quotes in these cases would generally not represent the fair value of the asset. Based on Newcastle’s own fair value analysis using internal models, management selects one of the quotes which is believed to more accurately reflect fair value. Newcastle never adjusts quotes received.

17.	You disclose on page 22 that you perform certain procedures and analyses on the broker quotations that you receive that are classified as Level 3A inputs. In future filings, please expand your disclosure to discuss in more detail the internal validation procedures you perform on prices received from third parties. For example, please discuss how often validations are performed, systems controls you have in place, your procedures to control outlying prices and other exceptions and the procedures you perform to analyze relative values based on specific characteristics of securities. In addition, please expand disclosures regarding the valuation methodologies and assumptions utilized by third parties along with any testing of significant assumptions that you may perform.

Response

We respectfully inform the Staff that our procedures primarily consist of comparing the broker quotations we receive to the outputs of our internal models. These internal models are, as described above, based on inputs and assumptions derived from a variety of sources which we believe are consistent with market practices. Our internal models take into account all of the factors already

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

described in our Critical Accounting Policies. We perform this analysis with respect to each quote received in each quarter. In future filings, we will clarify our disclosure regarding these procedures.

Outlying prices are addressed in our response to comment #16 above.

We understand that the broker quotations we are currently receiving are generally based on models prepared by such brokers. We have little visibility with respect to the inputs used by the brokers in their models. However, based on the procedures we perform with respect to the quotations, we believe that their inputs are reasonable. In future filings, we will clarify our disclosure regarding this conclusion.

We expect the new Critical Accounting Policy disclosure to be substantially similar to the draft set forth below.

We generally classify the broker quotations we receive as level 3A inputs, except for certain liquid securities. They are quoted prices in generally inactive and illiquid markets for identical or similar securities. These quotations are generally received via email and contain disclaimers which state that they are “indicative” and not “actionable” – meaning that the party giving the quotation is not bound to actually purchase the security at the quoted price. These quotations are generally based on models prepared by the brokers and we have little visibility into the inputs they use. Based on procedures we have performed with respect to prior quotations received from these brokers in comparison to the outputs generated from our internal pricing models and transactions we have completed with respect to these securities, as well as on our knowledge and experience of these markets, we have generally determined that these quotes represent a reasonable estimate of fair value. In addition, management performs its own quarterly analysis of fair value, based on internal pricing models, to confirm that each of the quotations received represented a reasonable estimate of fair value as defined under SFAS 157.

18.	Please also tell us, and disclose in future filings, how you determined that third parties have properly considered the lack of liquidity in their valuations, if applicable.

Response

We respectfully inform the Staff that we have previously disclosed how we considered the lack of liquidity in modeling the fair values of our securities in our Critical Accounting Policies under “Valuation and Impairment of Securities.” In combination with the new disclosure in response to comment #17 above, which clarifies that our procedures to validate broker quotations include the comparison of such quotations to the outputs from our internal models, we believe this comment has been addressed.

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

19.	In your 2008 Form 10-K, please expand your disclosure to include specific discussion of the internal model(s) you use for Level 3 assets, including the significant inputs. Please discuss how your assumptions were developed and how and why assumptions changed from period to period.

Response

We respectfully inform the Staff that we will include a summary of our inputs in our fair value footnote in future filings. We believe the second part of our response to comment #5 above addresses how our assumptions were developed. In future filings, we will include a discussion of why assumptions changed from period to period in our Critical Accounting Policies.

We expect the new footnote disclosure to be substantially similar to the draft set forth below.

			Impairment	Unrealized	Assumption Ranges
	Amortized Cost Basis	Fair Value	Recorded In Current Year	Gains (Losses) in Accumulated OCI	Discount Rate	Prepayment Speed (F)	Cumulative Default Rate	Loss Severity
CMBS	$91,610	$91,610	$(152,292)	$-	18% - 57%	N/A	0% - 51%	0% - 43%
ABS - subprime	75,152	77,493	(180,251)	2,341	20%	4% - 11%	24% - 73%	45% - 90%
Subprime retained	6,614	6,614	(53,677)	-	20%	7% - 8%	55% - 64%	55% - 61%
Subprime residuals	1,155	1,155	(27,013)	-	30%	7%	64%	61%
ABS - other RE	2,891	2,891	(5,727)	-	20%	N/A	58%	56%

Total	$177,422	$179,763	$(418,960)	$2,341

We expect the new Critical Accounting Policy disclosure to be substantially similar to the draft set forth below.

In comparison to the prior year end, we have used slower prepayment speeds, higher default rates and higher severity assumptions as inputs to our pricing models in order to reflect current market conditions. In 2008, Newcastle lowered the prepayment assumptions based on observed reductions in actual prepayment speeds and slower expected future prepayments consistent with market projections. The slower prepayments were the result of increasing difficulties for borrowers to refinance, caused by a tightening of underwriting standards, decline in home prices, contraction of available lenders due to bank failures and a distressed securitization market. Default assumptions were increased due to higher levels of delinquent underlying loans. Loss severity assumptions were increased based on observed increases in recent loss severities that have been driven by falling home prices and the increasing number of foreclosures or distressed home sales in the residential sector and higher losses as a result of the increasing number of foreclosures and bankruptcies of borrowers experienced in the commercial sector.

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

20.	In future filings also disclose the key drivers of value for each significant Level 3 asset and liability and discuss whether each input is observable or unobservable.

Response

We respectfully inform the Staff that the key drivers are the inputs that will be disclosed in future filings in response to comment #19 above. We will supplement this disclosure in future filings with information regarding the relative observability of such inputs. We expect the new footnote disclosure to be substantially similar to the draft set forth below.

All of the assumptions listed have some degree of market observability, based on Newcastle’s knowledge of the market, relationships with market participants, and use of common market data sources. Collateral prepayment, default and loss severity projections are in the form of “curves” or “vectors” that vary for each monthly collateral cash flow projection. Methods used to develop these projections vary by asset class (e.g., CMBS projections are developed differently than Home Equity ABS projections) but conform to industry conventions. We use assumptions that generate our best estimate of future cash flows of each respective security.

The prepayment vector specifies the percentage of the collateral balance that is expected to voluntarily pay off at each point in the future. The prepayment vector is based on projections from the widely published investment bank model which considers factors such as collateral FICO score, loan-to-value ratio, debt-to-income ratio, and vintage on a loan level basis. This vector is scaled up or down to match recent collateral-specific prepayment experience, as obtained from remittance reports and market data services.

Loss severities are based on recent collateral-specific experience with additional consideration given to collateral characteristics. Collateral age is taken into consideration because severities tend to initially increase with collateral age before eventually stabilizing. We typically use projected severities that are higher than the historic experience for collateral that is relatively new (e.g., 2007 vintage origination) to account for this effect. Collateral characteristics such as loan size, lien position, and location (state) also effect loss severity. We consider whether a collateral pool has experienced a significant change in its composition with respect to these factors when assigning severity projections.

Default vectors are determined from the current “pipeline” of loans that are more than 90 days delinquent, in foreclosure, or are real estate owned (REO). These seriously delinquent loans determine the first 24 months of the default vector. Beyond month 24, the default vector transitions to a steady-state value that is generally equal to or greater than that given by the widely published investment bank model.

The discount rates we use are derived from a range of observable pricing on securities backed by similar collateral and offered in a live market. As the markets in which we transact have become less liquid, we have had to rely on fewer data points in this analysis.

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

21.	We note your disclosure on page 22 regarding the sensitivity of your fair value estimates to market conditions as well as changes in assumptions or methodologies used to determine fair value. In future filings, please consider expanding your disclosure further to include a sensitivity analysis of the other significant assumptions that you use (i.e. discount rates and prepayment rates). Please also consider discussing the sensitivity of these changes to the recognition of any unrealized losses on your securities and the estimated amount of the loss (if any) that would be incurred.

Response

We respectfully inform the Staff that we will include, in future filings, a tabular disclosure setting forth the sensitivity of the aggregate fair value of Level 3B assets to a 10% unfavorable change in each significant input. We note that the impact on unrealized losses would be equal to the change in fair value, while the impact on losses recorded in our statement of operations cannot be determined until a related impairment analysis is completed (for the sensitivity analysis as of December 31, 2008, primarily all of the change would have impacted losses). We expect the new footnote disclosure to be substantially similar to the draft set forth below.

For securities valued with internal models, which have an aggregate fair value of $179.8 million as of December 31, 2008, a 10% unfavorable change in our assumptions would result in the following decreases in such aggregate fair value:

	CMBS	ABS
Outstanding face amount	$272,539	$428,298

Fair value	$91,610	$88,153

Effect on fair value with 10% unfavorable change in:
Discount rate	$(7,753)	$(4,104)
Prepayment rate	N/A	$(2,143)
Default rate	$(10,053)	$(11,311)
Loss severity	$(11,333)	$(13,940)

22.	We note your disclosure on page 23 regarding your accounting policy for classification of your loans. In future filings, please explicitly state in your disclosure, if true, that you have the intent and ability to hold your loan investments for the foreseeable future or until expected payoff/maturity.

Response

We respectfully inform the Staff that, to the extent applicable, we will make this statement in future filings. We note that, as described above and in our revised disclosure, as of December 31, 2008 we no longer expressed the intent and ability to hold any of our securities and loans that were in an unrealized loss position

Mr. William Demarest

Securities and Exchange Commission

March 16, 2009

until maturity or recovery due to events which took place in the fourth quarter of 2008.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212-479-5343.

Sincerely,

/s/ Brian C. Sigman

Brian C. Sigman
Chief Financial Officer